UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Peabody Investments Corp.
Employee Retirement Account

Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	16

Exhibit Index	17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Investments Corp. Employee Retirement Account as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Peabody Energy Corporation (Peabody) has filed for reorganization under Chapter 11 of Title 11 of the U.S. Code in the United States Bankruptcy Court for the Eastern District of Missouri. Peabody Investments Corp. (the Plan Administrator) is a wholly-owned subsidiary of Peabody and has also filed for reorganization.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Peabody Investments Corp. Employee Retirement Account Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ UHY LLP

St. Louis, Missouri
June 27, 2016

Peabody Investments Corp.
Employee Retirement Account

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
	(Dollars in thousands)
Assets:
Investments, at fair value	$838,461	$934,374
Receivables:
Employer contributions	—	19,513
Notes receivable from participants	25,389	26,019
Total receivables	25,389	45,532
Net assets available for benefits	$863,850	$979,906

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
	(Dollars in thousands)
Additions:
Investment (loss) income:
Interest and dividends	$18,100	$20,437
Net realized and unrealized (depreciation) appreciation of mutual funds	(15,085)	40,962
Net realized and unrealized (depreciation) appreciation of common/collective trusts	(2,815)	5,100
Net investment loss in the Master Trust	(32,115)	(21,886)
Net investment (loss) income	(31,915)	44,613

Interest income on notes receivable from participants	1,082	1,100

Contributions:
Employee	37,389	39,801
Employer, net	19,321	43,471
Rollover	936	1,150
Total contributions	57,646	84,422

Other additions	2,474	—
Total additions	29,287	130,135

Deductions:
Benefits paid to participants	(144,723)	(89,070)
Administrative expenses	(620)	(318)
Total deductions	(145,343)	(89,388)

Net (decrease) increase before transfers in	(116,056)	40,747

Transfers in related to plan merger	—	6,489

Net change in net assets available for benefits	(116,056)	47,236
Net assets available for benefits at beginning of year	979,906	932,670
Net assets available for benefits at end of year	$863,850	$979,906

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Years Ended December 31, 2015 and 2014

1. Description of the Plan

The following description of the Peabody Investments Corp. (the Company, Plan Administrator or Plan Sponsor) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Company is a wholly-owned subsidiary of Peabody Energy Corporation (Peabody).

General

The Plan is a defined contribution plan, and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiaries and affiliated companies (collectively, the Employer) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, common/collective trusts and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 3 and 4 for additional details related to the Master Trust. Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Effective the close of business on December 31, 2014, the Big Ridge, Inc. 401(K) Profit Sharing Plan and Trust was terminated and merged into the Plan. All participants and approximately $6.5 million of investments were transferred into the Plan.

On March 16, 2016, at the direction of an independent fiduciary engaged by the Plan's fiduciaries, the Peabody Energy Stock Fund was eliminated as an investment option of the Plan. Proceeds from the sale of the Peabody Energy Stock Fund were invested in common collective trusts unless the Participant directed the proceeds into an investment option offered by the Plan.

On April 13, 2016, Peabody and a majority of its wholly-owned domestic subsidiaries, as well as one international subsidiary, filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the U.S. Code in the United States Bankruptcy Court for the Eastern District of Missouri. Since the Plan has a separate legal standing, distinct from Peabody and its subsidiaries who filed for Chapter 11 protection, the Plan continues to operate as it had prior to this filing, and Plan assets are not subject to creditor claims.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Contributions

Each year participants may contribute on a pre-tax, traditional after-tax, or Roth after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.

For participants other than those performing services in the Colorado, Wyoming and New Mexico regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation. Plan participants in the Colorado, Wyoming and New Mexico regions are eligible for Employer matching contributions up to 8% of such participant's eligible compensation, adjusted for the participant's age and years of service.

For the Plan year ended December 31, 2014, Peabody’s Board of Directors (the Board) established desired minimum and maximum performance targets that required the Employer to pay a performance contribution between 0% and 6% of eligible compensation into the accounts of eligible participants as of the end of the fiscal year, based upon Peabody’s financial performance. If the minimum performance targets set for a fiscal year were not met, the Board could elect to authorize the Employer to contribute a discretionary amount to the accounts of eligible participants. If the maximum performance targets set for a fiscal year are exceeded, the Board, at its discretion, could elect to authorize the Employer to contribute additional incremental percentages of eligible compensation to the accounts of eligible participants. Effective October 17, 2014, the Plan was amended to allow for the payment of the performance contribution in cash or Peabody Energy Corporation common stock based on the fair market value of such stock on the date of the contribution, or any combination thereof. As a result of the elimination of the Peabody Energy Stock Fund as an investment option of the Plan, performance contributions authorized subsequent to March 16, 2016 can only be paid in cash.

Effective January 1, 2015, the Board has sole discretion to determine and authorize the Employer to pay a performance contribution into the accounts of eligible participants as of the end of the fiscal year.

At December 31, 2014, Employer contributions receivable of $19.5 million was recorded for a 5.7% performance contribution of eligible employees' compensation for the plan year. The performance contribution was paid in Peabody Energy Corporation common stock. The Board did not authorize a performance contribution for the year ended December 31, 2015.

Vesting

Participants are vested immediately in their own contributions and the realized and unrealized earnings or losses thereon. Vesting of Employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer transition, performance and discretionary contributions, if any, are immediately vested 100%.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Forfeited Accounts

Employer contributions are reduced by forfeitures of non-vested amounts. Certain forfeitures are the result of administrative errors discussed in Note 8. During the years ended December 31, 2015 and 2014, the Plan obtained forfeiture credits, net of holding gains or losses, of $1.0 million and $2.2 million, respectively. During the year ended December 31, 2015, the Plan received $2.5 million for reimbursement of the effects of administrative errors from the Plan's recordkeeper which is shown as "other additions" on the Statement of Changes in Net Assets Available for Benefits. During the year ended December 31, 2015, the Plan used forfeitures of $2.0 million and the $2.5 million reimbursement to reduce Employer contributions. During the year ended December 31, 2014, the Plan used forfeitures of $1.0 million to reduce Employer contributions. As of December 31, 2015 and 2014, the balance of forfeiture credits available for future use was $0.3 million and $1.3 million, respectively. Forfeitures are invested in the Vanguard Prime Money Market Fund.

Notes Receivable from Participants

Participants may borrow up to 50% of their own contributions (Employer matching, transition, performance and discretionary contributions are not eligible) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant's account and bear interest based on the prime interest rate on the first business day of the month in which the loan was made, plus an additional 1%. Participants may select any repayment period between 12 and 60 months for general purpose loans. For loans used to acquire a principal residence, any repayment period between 12 and 120 months may be selected. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time. Upon retirement or separation of employment, a participant's loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid within 90 days, it is subtracted from the participant's total account balance and considered a taxable distribution from the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer matching, transition, performance and discretionary contributions, and plan realized and unrealized earnings or losses. The benefit to which a participant is entitled is the vested balance of the participant's account.

Payment of Benefits

Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their vested account balance. Other types of withdrawals are also permitted, as defined in the Plan.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Plan Termination

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts become fully vested. Currently, the Employer has no intention to terminate or discontinue all contributions to the Plan.

Administrative Expenses

Significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employer.  Prior to September 30, 2014, Plan recordkeeping fees were paid by participants through an allocation of a portion of investment management fees.  Effective October 1, 2014, a fixed recordkeeping fee is charged directly to participants. Certain transaction fees are also charged directly to participants.

2. Summary of Newly Adopted Accounting Standards and Significant Accounting Policies

Newly Adopted Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued an accounting standard update that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  Instead, the amounts measured using the net asset value per share (or its equivalent) must be provided to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits (Note 3).

In July 2015, the FASB issued an accounting standard update that provides changes or simplifications to employee benefit plan accounting.  The amendments in Part I clarify that common/collective trusts are not investment contracts and should not be measured as fully benefit-responsive investment contracts.  The amendments in Part II require that all investments be disaggregated based only on general type, eliminating the need to disaggregate the investments in multiple ways.  In addition, it eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. Part III is not applicable to the Plan.

The Plan has adopted these accounting standard updates for the year ended December 31, 2015. The Plan adopted Part I and II on a retrospective basis during 2015.

Basis of Accounting

Financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Valuation of Investments

The Plan Administrator defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan, as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are deducted from loan proceeds and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit distributions are recorded when paid.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2015 presentation.

Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 27, 2016, the date the financial statements were available to be issued. See Note 1 and Note 10 for events noted.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

3. Fair Value Measurements

The Plan Administrator uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Administrator to make assumptions about pricing by market participants.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Administrator evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2, or 3. Further, there were no Level 3 investments in the Plan as of or for the years ended December 31, 2015 and 2014.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds, which are traded on a national securities exchange in active markets, are valued using daily publicly quoted net asset value (NAV) prices and accordingly classified within Level 1 of the valuation hierarchy. Mutual funds are not subject to liquidity redemption restrictions.

Common/Collective Trusts
Common/collective trusts are valued at the NAV of units of the fund, which is based on the estimated market value of the underlying investments less its liabilities and accordingly classified within Level 2 of the valuation hierarchy. The stable value common/collective trust invests in a fund in which the underlying assets consist primarily of fully benefit-responsive investment contracts.  The fund is valued at NAV, the practical expedient to estimate fair value.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of publicly quoted market prices for Peabody common stock held plus uninvested cash position, if any) as reported on the active market on which the security is traded, and is classified within Level 1 of the valuation hierarchy.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

The following tables present the fair value hierarchy of the investments reflected on the statements of net assets available for benefits.

	December 31, 2015
	Level 1	Level 2	Total
	(Dollars in thousands)
Mutual funds	$392,747	$—	$392,747
Common/collective trusts	—	302,150	302,150
Peabody Energy Stock Fund (1)	3,230	—	3,230
	$395,977	$302,150	698,127

Investments measured at net asset value: (2)
Stable value common/collective trust			140,334
Total assets at fair value			$838,461

	December 31, 2014
	Level 1	Level 2	Total
	(Dollars in thousands)
Mutual funds	$459,490	$—	$459,490
Common/collective trusts	—	319,219	319,219
Peabody Energy Stock Fund (1)	15,474	—	15,474
	$474,964	$319,219	794,183

Investments measured at net asset value: (2)
Stable value common/collective trust			140,191
Total assets at fair value			$934,374

(1) Interest in Master Trust
(2)  Certain investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

4. Master Trust

The following table presents investment information for the Master Trust:

	December 31,
	2015	2014
	(Dollars in thousands)
Investments, at fair value:
Peabody Energy Stock Fund	$3,239	$15,538
Plan's interest in Master Trust	99%	99%

	Years Ended December 31,
	2015	2014
	(Dollars in thousands)
Master Trust net investment loss:
Dividend income	$21	$610
Net depreciation of common stock	(32,210)	(22,710)
Net investment loss	$(32,189)	$(22,100)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2014
(Dollars in thousands)

Net assets available for benefits per the financial statements	$979,906
Adjustment from contract value to fair value for
fully benefit-responsive contracts	4,303
Net assets available for benefits per the Form 5500	$984,209
The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Years Ended December 31,
	2015	2014
	(Dollars in thousands)

Net investment (loss) income per the financial statements	$(31,915)	$44,613
Add: adjustment from contract value to fair value for
fully benefit-responsive investment contracts at end of year	—	4,303
Less: adjustment from contract value to fair value for
fully benefit-responsive investment contract at beginning of year	(4,303)	(3,947)
Net investment (loss) income per the Form 5500	$(36,218)	$44,969

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

7. Income Tax Status

The Plan received a determination letter from the IRS dated November 21, 2014, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

8. Voluntary Compliance

The Plan’s recordkeeper has identified certain operational errors related to monitoring contribution suspension provisions under the Plan document and making timely corrective actions.  Under the terms of the Plan document, when after-tax contributions (and the related employer matching contributions) have been held by a participant in the Plan for fewer than 24 months, and a participant makes a withdrawal of those contributions, the participant is prohibited from making pre-tax or after-tax contributions to the participant’s Plan account for six months.  Due to an administrative error by the Plan’s recordkeeper, these suspension provisions were not implemented in accordance with the plan document for the period from 1999 through 2012.

During the year ended December 31, 2013, the Plan Administrator filed an application for Voluntary Correction Program with the IRS. Since filing the application, the Plan has implemented the correction as described in the application. On November 18, 2014, an approved Compliance Statement was received from the IRS which indicates that the IRS agreed with the corrective action.

9. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

10. Contingencies

On June 11, 2015, a former Peabody Investments Corp. (PIC) employee filed a putative class action lawsuit in the United States District Court, Eastern District of Missouri on behalf of three of Peabody's or its subsidiaries' 401(k) retirement plans and certain participants and beneficiaries of the plans. The lawsuit, which was brought against Peabody, Peabody Holding Company, LLC (PHC), PIC and a number of the current and former executives and employees of Peabody and its subsidiaries, alleges breach of fiduciary duties and seeks monetary damages under ERISA relating to the offering of the Peabody Energy Stock Fund as an investment option in the 401(k) retirement plans.

On September 8, 2015, the plaintiffs filed an amended complaint which, among other things, named a new plaintiff and named all of the current members and two former members of Peabody's Board of Directors as defendants. The class period (December 2012 to present) remains unchanged. On November 9, 2015, the defendants filed a motion seeking dismissal of all claims.

Plaintiffs filed a second amended complaint on March 11, 2016 that included new allegations against Peabody related to Peabody’s disclosure to investors of risks associated with climate change and related legislation and regulations. The second amended complaint also added the three committees responsible for administering the three 401(k) plans at issue and dropped current and former directors of Peabody. As a result of the Chapter 11 filing, Plaintiffs voluntarily dismissed the three debtor defendants (Peabody Energy Corp., Peabody Investments Corp., and Peabody Holdings LLC) and elected to proceed against the individual defendants and the three named committees with the second amended complaint. The defendants dispute the allegations of the lawsuit and plan to vigorously defend their positions. Based on current information Peabody believes these claims are likely to be resolved without a material adverse effect to its financial condition, results of operations or cash flows.

Supplemental Schedule

Peabody Investments Corp.
Employee Retirement Account

Employer ID #20-0480084
Plan #003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Institutional Index Fund	630,073	shares of mutual fund		$117,584,314
*	Vanguard PRIMECAP Admiral Fund	674,289	shares of mutual fund		69,633,825
*	Vanguard Total Bond Market Index Institutional Fund	4,093,865	shares of mutual fund		43,558,720
*	Vanguard Small-Cap Index Institutional Fund	675,014	shares of mutual fund		35,809,470
*	Vanguard Windsor II Admiral Fund	477,558	shares of mutual fund		28,386,033
*	Vanguard International Growth Admiral Fund	316,469	shares of mutual fund		21,222,438
*	Vanguard Developed Markets Index Institutional Fund	1,565,900	shares of mutual fund		18,524,596
	T. Rowe Price Mid-Cap Growth Fund	243,375	shares of mutual fund		17,844,286
*	Vanguard REIT Index Institutional Fund	508,749	shares of mutual fund		8,898,020
*	Vanguard Long-Term Bond Index Institutional Fund	662,427	shares of mutual fund		8,744,039
	BlackRock High Yield Bond Fund	930,371	shares of mutual fund		6,633,543
*	Vanguard Emerging Markets Stock Index Institutional Fund	298,123	shares of mutual fund		6,194,995
	T. Rowe Price Small-Cap Stock Fund	145,352	shares of mutual fund		5,612,056
*	Vanguard International Value Fund	116,070	shares of mutual fund		3,608,620
*	Vanguard Prime Money Market Fund	492,159	shares of mutual fund		492,159
*	Vanguard Target Retirement Income Trust I	119,283	units of common/collective trust		5,349,858
*	Vanguard Target Retirement 2010 Trust I	94,760	units of common/collective trust		4,083,212
*	Vanguard Target Retirement 2015 Trust I	443,137	units of common/collective trust		19,187,833
*	Vanguard Target Retirement 2020 Trust I	1,235,752	units of common/collective trust		53,643,998
*	Vanguard Target Retirement 2020 Trust II	31	units of common/collective trust		827

Supplemental Schedule

Peabody Investments Corp.
Employee Retirement Account

Employer ID #20-0480084
Plan #003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2015

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Target Retirement 2025 Trust II	1,205,492	units of common/collective trust		51,558,890
*	Vanguard Target Retirement 2030 Trust II	828,554	units of common/collective trust		35,097,550
*	Vanguard Target Retirement 2035 Trust II	760,334	units of common/collective trust		32,314,194
*	Vanguard Target Retirement 2040 Trust II	648,407	units of common/collective trust		27,939,873
*	Vanguard Target Retirement 2045 Trust II	669,304	units of common/collective trust		28,746,622
*	Vanguard Target Retirement 2050 Trust II	822,849	units of common/collective trust		35,538,840
*	Vanguard Target Retirement 2055 Trust II	135,691	units of common/collective trust		7,145,465
*	Vanguard Target Retirement 2060 Trust II	55,816	units of common/collective trust		1,542,754
*	Vanguard Retirement Savings Trust III	140,333,558	units of common/collective trust		140,333,558
*	Various participants	Participant notes receivable (2)			25,389,020
					$860,619,608

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments
(2)	Participant notes receivable include interest rates from 4.25% to 9.25% and maturities through December 2, 2025

SIGNATURE

Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp.
Employee Retirement Account

Date:	June 27, 2016	By:	/s/ GEOFFREY M. WOODCROFT
Geoffrey M. Woodcroft
Peabody Energy Corporation
Acting Senior Vice President
Global Human Resources

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of UHY LLP, Independent Registered Public Accounting Firm.